FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 000-30678

GLOBAL SOURCES LTD

(Translation of Registrant’s Name into English)

Canon’s Court

22 Victoria Street

Hamilton, HM 12, Bermuda

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Signatures

Exhibit 1	Press Release dated June 16, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SOURCES LTD. (Registrant) By: /s/ Eddie Heng Teng Hua Name: Eddie Heng Teng Hua Title: Director and Chief Financial Officer

Date: June 16 , 2005

Exhibit 1

FOR IMMEDIATE RELEASE

Global Sources contact in Asia:	Global Sources Investor Contact in Asia:	eBay Press Contact in China:
Camellia So	Eddie Heng	Lillian Liu
Tel: 852 2555 5023	Tel: (65) 6547-2850	Tel: (86 21) 3217-4588
e-mail: cso@globalsources.com	e-mail: eheng@globalsources.com	e-mail: weiliu@ebay.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:	eBay Press Contact in U.S.:
James W.W. Strachan	Kirsten Chapman & Moriah Shilton	Hani Durzy
Tel: 1 602 978 7504	Lippert/Heilsborn & Associates, Inc.	Tel: (1 408) 376-7458
e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777	e-mail: hdurzy@ebay.com
e-mail: Kirsten@lhai-sf.com

eBay and Global Sources Team Up to Deliver Global E-commerce

Sales Channel for Manufacturers in China

SHANGHAI, China, June 16, 2005 – Working together to provide more opportunity for eBay PowerSellers and a new global distribution channel for manufacturers in China, eBay (NASDAQ: EBAY) and Global Sources Ltd. (NASDAQ: GSOL) have formed a strategic alliance to offer a new service, Global Sources Direct.

Global Sources Direct is intended to create more sourcing opportunities for eBay’s PowerSellers in China and around the world, and more selling opportunities for Global Sources’ supplier customers. The service is expected to be available later this year.

Under this strategic alliance:

•

Global Sources will provide its clients with the opportunity to market their merchandise directly to individuals and businesses in China through eBay EachNet, eBay’s website in China. e-Bay EachNet’s PowerSellers will therefore be able to easily find more sources for high-quality products at lower prices.

•	The service will also subsequently be provided worldwide via eBay’s Reseller Marketplace, an off-eBay B2B website designed to help eBay PowerSellers source products for resale on the eBay marketplace.
•

With its warehousing, supply chain and payment services, Global Sources Direct aims to be the most robust service in the China market. It also aims to offer suppliers the greatest geographic and distribution channel scope.

Global Sources chairman and chief executive officer, Merle A. Hinrichs, said: “We expect our eBay relationship to contribute to Global Sources’ goal of giving our suppliers as many quality ways to advertise, market and sell their products as possible.

“In addition to our online, print and trade show media channels, we are adding a new channel that directly connects suppliers in China to eBay’s massive worldwide marketplace.

“Global Sources Direct also significantly extends our position of offering suppliers what is by far the most extensive range of media and export marketing services.”

eBay Asia regional vice president, Jay Lee, said: “One of eBay’s goals is to enable our community of users to become more successful. By teaming up with Global Sources, we can help our PowerSellers around the world find a new and easy way to source product directly from manufacturers in Asia and especially in China.

“We think this is a powerful idea that can help our high-volume sellers further expand their businesses.”

About eBay

eBay is The World’s Online Marketplace®. Founded in 1995, eBay created a powerful platform for the sale of goods and services by a passionate community of individuals and businesses. On any given day, there are millions of items across thousands of categories for sale on eBay. eBay enables trade on a local, national and international basis with customized sites in markets around the world. Through an array of services, such as its payment solution provider PayPal, eBay is enabling global e-commerce for an ever growing online community.

About Global Sources

Global Sources is a leading business-to-business (B2B) media company that facilitates global trade, with a particular focus on the Greater China market, by providing information to international buyers and integrated marketing services to suppliers.

We deliver content to our communities through nine vertical marketplaces on Global Sources Outline (www.globalsources.com) and through specialized magazines, China Sourcing Fairs and technical events. These media serve a growing, independently certified community of more than 430,000 active buyers in over 230 countries and territories. These buyers generate more than 4 million inquiries annually for more than 130,000 suppliers through Global Sources Online alone.

We offer extensive creative services through 150 client service officers, and through more than 850 sales representatives who make approximately 45,000 supplier visits monthly. In mainland

China, we have 23 years on-the-ground presence, and are supported by more than 1,200 team members in 44 locations.

Global Sources’ solutions are base don 34 years as a trade magazine publisher serving the global trade community, 14 years as a trade management software developer, 13 years as manager of trade shows is Asia, and nine years as an online marketplace operator.

This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company’s actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company’s business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.